UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Grupo Aval Acciones y Valores S.A. Individual Balance Sheets for the period ended June 30, 2013*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Balance Sheets For the period ended June 30, 2013 (Stated in millions of Colombian pesos) Under Col GAAP

	First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)

Assets

Short Term Assets:

Cash	$724,079	43,539	43,539
Short term Investments, net	361	31	31
Short term loans	404,360	192,767	192,767
Deferred charges	5,297	425	425
Total Short Term Assets	1,134,097	236,762	236,762

Long term Investments, net	10,807,072	11,428,068	11,428,068
Property, plant and equipment, net	507	533	533
Intangible assets, net	408,681	737,173	737,173
Deferred charges	233	162	162
Reappraisal of assets	8,426,598	11,502,096	11,502,096
Total Long Term Assets	19,643,091	23,668,032	23,668,032

Total assets	$20,777,188	23,904,794	23,904,794

Debtor Memorandum Accounts:

Tax - Debtor	12,285,837	16,761,767	16,761,767
Control Debtors	912,396	912,418	912,418
Contingent creditors per contra	2,931,575	3,086,455	3,086,455
Control creditors per contra	875,225	875,225	875,225
Tax creditors per contra	12,659,282	17,159,030	17,159,030
Total Memorandum Accounts	$29,664,315	38,794,895	38,794,895

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$427,102	237,081	237,081
Suppliers	56	51	51
Accounts payable	558,791	326,443	326,443
Taxes, fees and charges	24,670	16,475	16,475
Labor obligations	837	837	837
Estimated liabilities and provisions	3,261	6,768	6,768
Other liabilities	1,896	1,844	1,844
Total Short Term Liabilities	1,016,615	589,499	589,499

Equity Tax	11,464	5,826	5,826
Financial Obligations	710,148	982,103	982,103
Bonds outstanding	724,249	724,249	724,249
Total Long Term Liabilities	1,445,861	1,712,178	1,712,178

Total Liabilities	2,462,476	2,301,677	2,301,677

Shareholders' Equity:

Social Capital	18,552	18,552	18,552
Capital Surplus	5,403,557	5,316,624	5,316,624
Reserves	3,080,253	3,080,253	3,080,253
Inflation Adjustments	875,225	874,470	874,470
Retained Earnings	510,529	811,122	811,122
Reappraisal of assets	8,426,598	11,502,096	11,502,096
Total Shareholders' Equity	18,314,714	21,603,117	21,603,117

Total Liabilities and Shareholders' Equity	$20,777,190	23,904,794	23,904,794

Creditor Memo Accounts:

Tax debtors per contra	12,285,837	16,761,767	16,761,767
Control debtor per contra	912,396	912,418	912,418
Acreedoras de Contingencia	2,931,575	3,086,455	3,086,455
Control creditors	875,225	875,225	875,225
Tax creditors	12,659,282	17,159,030	17,159,030

Total Memo Accounts	$29,664,315	38,794,895	38,794,895

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended June 30, 2013 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

	First Half			Full year
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)

Operating Income
Dividends	$0	6,366	6,366		6,366
Interest	9,136	4,299	13,435		13,435
Financial Returns	57	847	904		904
Equity method, net	552,799	360,590	913,389		913,389
Total Operating Income	561,992	372,102	934,094		934,094

Loss in equity method for equity changes	561,992	372,102	934,094		934,094
Gross Profit

Operating expenses – Administration and Sales:
Personnel expense	6,258	6,154	12,412		12,412
Fees	1,738	7,174	8,912		8,912
Industry and Trade	2,369	5,041	7,410		7,410
Tax on financial transactions	1,119	3,631	4,750		4,750
Leases	185	187	372		372
Contributions and memberships	18	199	217		217
Insurance	0	5	5		5
Services	264	226	490		490
Legal expenses	10	9	19		19
Maintenance and repairs	15	16	31		31
Adaptation and installations	1	7	8		8
Travel expenses	41	104	145		145
Depreciation	49	101	150		150
Amortization of Intangibles	3,311	3,843	7,154		7,154
Amortization of deferred assets	5,823	4,946	10,769		10,769
Allowance of trading investments	0	3,997	3,997		3,997
Operating expenses - sales	273	3,992	4,265		4,265
Various	80	710	790		790
Total operating expenses – administration and sales	21,554	40,342	61,896		61,896

Operating Income	536,350	335,848	872,198		872,198

Non-operating Income
Loss (gain) on foreign exchange transactions	8	(0)	8		8
Fees	10,605	15,939	26,544		26,544
Services	1	1	2		2
Better uses	0	663	663		663
Recoveries	101	274	375		375
	10,715	16,877	27,592		27,592
Non-operating expenses
Financial expenses	34,730	31,329	66,059		66,059
Various	6	252	258		258
Loss in participation method by changes in shareholders' equity	4,089	14,629	18,718		18,718
	38,825	46,210	85,035		85,035

Non-operating income, net	(28,110)	(29,333)	(57,443)		(57,443)

Income before income taxes	575,175	239,580	814,755		814,755

Tax on income and other	(1,799)	(1,834)	(3,633)		(3,633)
				$
Net Income	510,529	300,593	811,122		811,122

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Cash Flows For the period ended June 30, 2013 (Stated in million of Colombian pesos) Under Col GAAP

	First Half
	1st Quarter	2nd Quarter	First Half
	March 31st	June 30th	(Six months)

Cash flows from operating activity:
Net Income	$510,529	300,593	811,122

Adjustments for conciliation of net earnings and net cash from operating activity:
Amortization of goodwill	3,311	3,843	7,154
Depreciation of properties, plant and equipment	49	101	150
Decrease (increase) in trading investments	7,937	330	8,267
Acquisition of Investments	(20,521)	(361,967)	(382,488)
Dividends received during the period	413,928	(0)	413,928
Equity Method	(552,799)	(360,590)	(913,389)
Loss on equity Method	4,089	14,629	18,718
Increase in deferred charges	(3)	(3)	(6)
Amortization of deferred charges	5,823	4,946	10,769
Decrease (Increase) in Accounts Receivable	(225,284)	204,771	(20,513)
Increase in Other Assets - Net (tax and contributions advances)	(1,810)	6,823	5,013
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,283)	(10,033)	(12,316)
Equity tax payment	0	(332,335)	(332,335)
	0	(755)	(755)

Net cash from operating activity	142,966	(529,647)	(386,681)

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(21)	(127)	(148)
Net cash used in investing activities	(21)	(127)	(148)

Cash Flows from financing activity:
Dividends paid	(221,527)	(232,700)	(454,227)
Acquisition of other borrowings from banks	0	112,152	112,152
Payment of other borrowings from banks	(13,667)	(30,218)	(43,885)
Net cash (used in)/provided by financing activties	(235,194)	(150,766)	(385,960)

Decrease in cash and cash equivalents	(92,248)	(680,541)	(772,789)

Cash and cash equivalents at beginning of period	816,328	724,080	816,328

Cash and cash equivalent at end of period	$724,080	43,539	43,539

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Shareholder´s Equity For the period ended June 30, 2013 (Stated in million of Colombian pesos) Under Col GAAP

		EquitySurplus
	Social	Additional	Goodwill	Equity	Reserves		Equity Inflation	Net	Reappraisal	Shareholders´
	Capital	paid-in capital		Method	Legal	Occasional	Adjustments	Income	of assets	Equity

Balance at December 31, 2012	$18,552	3,671,667	0	1,678,239	9,276	2,736,084	875,225	802,398	7,738,866	17,530,307

Constitution of reserves for future distributions						802,398		(802,398)		0
Increase in legal reserve										0
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:						(467,505)				(467,505)
Application of the equity method				53,651						53,651
Reappraisal of Investments (notes 5 and 10)									687,731	687,731
Net Income								510,529		510,529

Balance at March 31, 2013	$18,552	3,671,667	0	1,731,891	9,276	3,070,977	875,225	510,529	8,426,597	18,314,714

Constitution of reserves for future distributions						0		0		0
Increase in legal reserve										0
Equity tax payment							(755)			(755)
To distribute a cash dividend of $ 4,20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:						0				0
Application of the equity method				(86,934)						(86,934)
Reappraisal of Investments (notes 5 and 10)									3,075,499	3,075,499
Net Income								300,593		300,593

Balance at June 30, 2013	$18,552	3,671,667	0	1,644,957	9,276	3,070,977	874,470	811,122	11,502,096	21,603,117